UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE 13D

UNDER THE SECURITIES EXCHANGE ACT OF 1934
(Pagano 13 D Amendment No. 1)

SENTISEARCH, INC.
(Name of Issuer)

COMMON STOCK
(Title of Class of Securities)

817305 10 5
(CUSIP Number)

Robert J. Mittman, Esq.
Blank Rome LLP
405 Lexington Avenue
New York, New York 10174
(212) 885-5555
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

September 8, 2010
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐ ..

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See § 240.13d-7 for other parties to whom copies are to be sent.

1 The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D
CUSIP NO. 817305 10 5	Page 2 of 4 Pages

1	NAMES OF REPORTING PERSONS Joseph K. Pagano
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a)☐ (b)☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION UNITED STATES
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 2,141,477 (1)
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 2,141,477 (1)
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,141,477 (1)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 12.36% (based on 16,821,787 Shares of Common Stock issued and outstanding as of August 12, 2010 as reported by the Company)
14	TYPE OF REPORTING PERSON* IN

(1)   Includes (i) 1,616,477 shares owned directly by the Reporting Person, (ii) 25,000 shares owned by the Joseph A. Pagano Jr. Trust (the “1987 Trust”) established for the Reporting Person’s son, and for which the Reporting Person is the sole trustee and (iii) 500,000 shares underlying options held by the Reporting Person and exercisable within 60 days.  The inclusion of the shares held by the 1987 Trust in this report shall not be deemed to be an admission by the Reporting Person that he is the beneficial owner of such shares under Section 13D of the Act or otherwise.  Does not include 1,651,972 shares held by The Joseph A. Pagano, Jr. 2007 Trust, an irrevocable trust established by the Reporting Person for his son, but over which the Reporting Person has no voting or investment control.

Item 1.	Security and Issuer.

This Amendment No. 1 to Schedule 13D (“Amendment No. 1”) amends the Schedule 13D filed on April 15, 2010 (as amended, the “Schedule 13D”).  This Schedule 13D relates to the common stock, par value $.0001 per share (“Common Stock”) issued by Sentisearch, Inc., a Delaware corporation (the “Company”), whose principal executive offices are located at 1217 South Flagler Drive, 3rd Floor, West Palm Beach, FL 33401.  Those items for which there has been no change in the information previously reported are omitted from this Amendment No. 1.

Item 2.	Identity and Background.

Item 3.	Source and Amount of Funds or other Consideration.

Item 4.	Purpose of Transaction.

Item 5.	Interest in Securities of the Issuer.

(a) - (c)

Beneficial ownership is calculated based upon 16,821,787 shares of the Company’s Common Stock outstanding on August 12, 2010 as provided by the Company.

As of the date of this filing, the Reporting Person beneficially owned 2,141,477 shares of the Company’s Common Stock, representing 12.36% (calculated in accordance with the instructions to Schedule 13D) of the issued and outstanding shares of the Company’s Common Stock.  Said securities consist of (i) 1,616,477 shares owned directly by the Reporting Person, (ii) 25,000 shares owned by the 1987 Trust and (iii) options to purchase 500,000 shares of the Company’s Common Stock.  The Reporting Person disclaims beneficial ownership of the shares held by the 1987 Trust and the inclusion of the shares held by the 1987 Trust as set forth above, shall not be deemed to be an admission of beneficial ownership under Section 13D of the Act or otherwise.  On September 8, 2010, the Board of Directors of the Company granted the reporting Person options to purchase 500,000 shares of the Company’s Common Stock.  The beneficial ownership of the Common Stock by the Reporting Person does not include 1,651,972 shares held by The Joseph A. Pagano, Jr. 2007 Trust, an irrevocable trust over which the Reporting Person has no voting or investment control.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Item 7.	Materials to be filed as Exhibits.

SIGNATURE

After reasonable inquiry, and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: September 20, 2010

/s/ Joseph K. Pagano
JOSEPH K. PAGANO